   May 5, 2025

VIA EDGAR

Attention:	Aisha Adegbuyi
Christian Windsor

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington D.C. 20549

Re:	American Integrity Insurance Group, Inc.

Acceleration Request for American Integrity Insurance Group, Inc.

Registration Statement on Form S-1

File No. 333-286524

Ladies and Gentlemen:

Pursuant to Rule 460 of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Act of 1933, as amended, please be advised that there has been distributed or will be distributed to each underwriter or dealer who is reasonably anticipated to participate in the distribution of the security as many copies of the Company’s preliminary prospectus dated April 29, 2025 as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

We, the undersigned Representatives, have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, in connection with the proposed offering.

In accordance with Rule 461 of the Securities Act, we hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:00 p.m., Eastern Time, on May 7, 2025, or at such later time as the registrant’s counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission.

[Signature Page Follows]

Very truly yours,

KEEFE, BRUYETTE & WOODS, INC.
PIPER SANDLER & CO.

As representatives of the several underwriters

KEEFE, BRUYETTE & WOODS, INC.

By:	/s/ Wesley Fox
Name:	Wesley Fox
Title:	Managing Director

PIPER SANDLER & CO.

By:	/s/ Demetrios Hadgis
Name:	Demetrios Hadgis
Title:	Managing Director

[Signature Page to Acceleration Request]